UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number 001-42424

TNL Mediagene

4F., No. 88, Yanchang Rd.
Xinyi District
Taipei City 110
Taiwan
+886-2-6638-5108

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Completion of Vector Transaction

As previously reported, on October 19, 2026, TNL Mediagene (the “Company”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with Vector Advisory Partners LLC, a Wyoming limited liability company (“Vector”), pursuant to which Vector agreed to purchase newly authorized Series A Convertible Preferred Shares and Series B Convertible Preferred Shares of the Company (collectively, the “Preferred Shares”) for an aggregate purchase price of $6.25 million (the “Transaction”). On October 30, 2026 (the “Closing Date”), the Company and Vector completed the Transaction (the “Closing”). All conditions to the Closing set forth in the Purchase Agreement were satisfied as of the Closing Date.

Concurrently with execution of the Purchase Agreement, Vector paid the Company $1.5 million in immediately available funds (the “Signing Payment”), which was credited dollar-for-dollar against the purchase price at the Closing. In connection with the Closing, Vector paid the remaining $4.75 million (the “Closing Payment”) in accordance with the final Closing Flow of Funds Memorandum mutually approved by the Company and Vector, including through direct payments on the Company’s behalf to holders of certain outstanding convertible notes and to transaction service providers. Following such payoffs and approved transaction expenses, the remaining proceeds will be retained by the Company as permanent equity and working capital, including an initial operating-transition reserve of at least $750,000 unless Vector otherwise approves. Up to $800,000 may be designated after the Closing as a discretionary issuer-repurchase reserve, subject to further board approval and applicable legal and Nasdaq requirements.

At the Closing, the Company issued, at Vector’s direction, an aggregate of 938,257 Series A Convertible Preferred Shares for an allocated purchase price of $1,561,719.35 and 2,816,647 Series B Convertible Preferred Shares for an allocated purchase price of $4,688,280.65 to Ka Lun To and Chi Ching Hung, as designees of Vector, in approximately equal proportions. Each series has a par value of $0.016 per share, an original issue price of $1.66449 per share and a 1.0x non-participating liquidation preference equal to its original issue price. The Preferred Shares are perpetual, non-puttable preferred equity, with no stated maturity, mandatory redemption, holder put right or mandatory cash dividend. If the Company declares a dividend or other distribution on its ordinary shares, other than a dividend payable solely in ordinary shares, holders of the Preferred Shares will be entitled to participate on an as-converted basis, without regard to applicable conversion limitations. Except with respect to specified protective provisions or as otherwise required by applicable law, holders of the Preferred Shares are not entitled to vote on matters submitted to the holders of the Company’s ordinary shares, and the Preferred Shares do not vote on an as-converted basis, including following receipt of the Requisite Approvals (as defined below). Subject to the limitations summarized below, each Preferred Share is convertible into one ordinary share of the Company at a fixed conversion ratio.

Before receipt of the shareholder, Nasdaq, Cayman Islands and other approvals required under the Purchase Agreement (collectively, the “Requisite Approvals”), the Series A Convertible Preferred Shares carry only those conversion and governance rights that may be exercised without further approval and represent approximately 19.99% of the Company’s fully diluted ordinary shares on an as-converted basis. The Series B Convertible Preferred Shares were issued and fully paid at the Closing but are not convertible unless and until the applicable Requisite Approvals are obtained and effective. Following receipt of the Requisite Approvals, the Preferred Shares collectively are expected to represent approximately 80% of the Company’s fully diluted ordinary shares on an as-converted basis, resulting in a change of control of the Company. No ordinary shares were issued to Vector at the Closing, and failure to obtain the Requisite Approvals will not invalidate the Preferred Shares, require their redemption or repurchase, or cause any approval-gated conversion or governance rights to become exercisable.

Following the Closing, the Company will use commercially reasonable efforts to obtain the Requisite Approvals. The Company’s board of directors will not be required to recommend or take any action that it determines, after consultation with counsel, would be inconsistent with its fiduciary duties.

The foregoing description of the Purchase Agreement, the Preferred Shares and the Transaction does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement, including the Preferred Share Terms attached as Exhibit A thereto, which was furnished as Exhibit 10.1 to the Company’s Report on Form 6-K furnished to the Securities and Exchange Commission on October 21, 2026 and is incorporated herein by reference.

Appointment of Director

As permitted by the Purchase Agreement, Vector designated Shing Hei Lee for appointment to the Company’s board of directors (the “Board”). On October 29, 2026, the Board appointed Mr. Lee as a director of the Company, effective as of the Closing.

Mr. Lee has served as a director of Living Homeopathy International Limited since August 2024. Since February 2023, Mr. Lee has served as a Representative of Mage Securities Limited (formerly known as Head & Shoulders Securities Limited) in Hong Kong, where his principal responsibilities include originating initial public offerings and follow-on equity offerings and introducing clients for securities brokerage services. Mr. Lee is licensed by the Securities and Futures Commission of Hong Kong for Type 1 (dealing in securities) regulated activity and was previously also licensed for Type 4 (advising on securities) and Type 9 (asset management) regulated activities. From April 2018 to January 2023, Mr. Lee was an Associate in the Equity Capital Markets department of Head & Shoulders Securities Limited, where he helped originate equity and debt capital markets transactions and managed and executed more than 50 capital markets transactions, including IPO placements, follow-on placements, private equity transactions, bond placements, block trades, top-up placements and rights issues. Mr. Lee also served as Chief Executive Officer of Eline Entertainment Group (OTC: EEGI) from July 2024 to April 2026 and as a director of ZSB International Ltd. from September 2024 to April 2026. Mr. Lee holds a Master of Arts (Honours) in Economics with Finance from the University of Edinburgh, which he received in 2017. The Company believes that Mr. Lee is qualified to serve on the Board due to his more than eight years of experience in Hong Kong capital markets and his current board experience.

As required by the Purchase Agreement, Mr. Lee delivered to the Company an executed resignation letter that will become effective automatically upon the occurrence of specified events, including Vector and its permitted transferees ceasing to hold the minimum ownership threshold specified in the Preferred Share Terms, Mr. Lee becoming legally disqualified or otherwise ineligible to serve under applicable law, Nasdaq rules, Cayman Islands law or the Company’s governance policies, or a court, governmental authority, Nasdaq or other regulator requiring or requesting his resignation or removal. Other than his designation by Vector pursuant to the Purchase Agreement, there is no arrangement or understanding between Mr. Lee and any other person pursuant to which Mr. Lee was selected as a director. Mr. Lee has no family relationship with any director or executive officer of the Company, and Mr. Lee has no direct or indirect interest in any transaction with the Company that would be required to be disclosed pursuant to Item 7.B of Form 20-F.

Following Mr. Lee’s appointment, and taking into account the resignations of Motoko Imada and Hiroto Kobayashi from the Board effective October 30, 2026, as previously reported, the Board consists of five directors. Mr. Lee has not been appointed to any committee of the Board.

Unregistered Sale of Equity Securities

The Preferred Shares were issued in a private placement exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), in reliance on Section 4(a)(2) of the Securities Act and Regulation S. The Preferred Shares and any ordinary shares issuable upon conversion have not been registered under the Securities Act or applicable state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from registration.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
99.1	Press Release of TNL Mediagene, dated November 3, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNL MEDIAGENE

Date: November 3, 2026	By:	/s/ Tae Jun Park
	Name:	Tae Jun Park
	Title:	General Counsel and Chief Corporate Affairs Officer

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